Dreyfus Premier Manager Funds I
200 Park Avenue
New York, New York 10166

December 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re: Dreyfus Premier Manager Funds I
Request for Withdrawal of Post-Effective Amendment to
Registration Statement on Form N-1A (File Nos. 333-106576; 811-21386)

Ladies and Gentlemen:

On October 15, 2004, Dreyfus Premier Manager Funds I (the "Fund") filed Post-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-1A (the "Amendment") to add a new series of the Fund, Dreyfus Premier Emerging Markets Opportunity Fund (the "Series"). The Fund has determined not to proceed with the new Series, and no securities were sold in connection with the proposed offering. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

DREYFUS PREMIER MANAGER FUNDS I

By: /s/ Jeff Prusnofsky
       Name: Jeff Prusnofsky
       Title: Secretary